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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549
                               -------------------

                                 SCHEDULE 13E-4/A
                   AMENDMENT NO. 2 (Corrected Final Amendment)


                          Issuer Tender Offer Statement
            (Pursuant to Section 13(e) (1) of the Securities Exchange
                                  Act of 1934)

                                Datalink.net, Inc.
                                ------------------
                                (Name of Issuer)

                                Datalink.net, Inc.
                      ------------------------------------
                      (Name of Person(s) filing Statement)


                           Private Placement Warrants
                         ------------------------------
                         (Title of Class of Securities)


                                      None
                      ------------------------------------
                      (CUSIP Number of Class of Securities)


                             Anthony N. LaPine, President
                                 Datalink.net, Inc.
          1735 Technology Drive, Suite 790, San Jose, California 95110
                                 (408) 367-1700
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                 With copies to:


                               James P. Beck, Esq.
                         Krys Boyle Freedman & Sawyer, P.C.
                     600 17th Street, Suite 2700 South Tower
                             Denver, Colorado  80202
                                 (303) 893-2300


                                 August 25, 1999
     ----------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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     This Amendment No. 2 (the "Corrected Final Amendment") amends and supplements the Issuer's Tender Offer Statement on Schedule 13E-4 (the "Statement") filed electronically on August 25, 1999 with the Securities and Exchange Commission by Datalink.net, Inc. in connection with its offer to issue shares of its Common Stock in exchange for outstanding Private Placement Warrants upon the terms and subject to the conditions set forth in the Offering Circular dated August 25, 1999 and related Letter of Transmittal (together, the "Conversion Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Statement. This Corrected Final Amendment is being filed to correct the report of the results of the Exchange Offer pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the same meanings ascribed to them in the Statement.

ITEM 1.  SECURITY AND ISSUER.

     The Exchange Offer terminated at 5:00 p.m., Mountain Time, on September 23, 1999. A total of 193,320 Private Placement Warrants were validly delivered, and not withdrawn, for exchange in connection with the Exchange Offer. All such Private Placement Warrants were accepted by the Issuer for exchange in accordance with the terms of the Exchange Offer, and 24,165 shares of the Issuer's Common Stock were exchanged for such warrants.


                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                   DATALINK.NET, INC.



Date: October 11, 1999             By: /s/ Anthony N. LaPine
                                       Anthony N. LaPine, President
















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